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LORUS THERAPEUTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON OCTOBER 2, 2008

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST		
	FOR	AGAINST	WITHHELD	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD
Election of Directors	58,335,615	0	1,583,924	0	0	97.36%	0.00%	2.64%
Appointment of KPMG, LLP as auditors of the Corporation and authorizing the directors to fix their remuneration.	57,940,647	0	1,978,892	0	0	96.70%	0.00%	3.30%
To consider, and if deemed advisable, approve the unallocated options uner the stock option plan, the details of which are more particularly described in the Management Information Circular.	49,388,256	1,617,463	0	0	8,913,820	96.83%	3.17%	0.00%

TOTAL SHAREHOLDERS VOTED BY PROXY:	97
TOTAL SHARES ISSUED & OUTSTANDING:	247,354,622
TOTAL SHARES VOTED:	59,919,539
TOTAL % OF SHARES VOTED:	24.22%

MARY ANN SOMBIR
SCRUTINEER

PAUL KEYES
SCRUTINEER